Carolyn M. Christian
Corporate Ethics Officer
   and Assistant Secretary
Direct Number: 313-792-6457
Fax Number: 313-792-6430
E-mail: carolyn_christian@mascohq.com
April 8, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Steven Duval:
Dear Mr. Duvall:
     We are filing herewith our definitive proxy statement for our 2009 Annual Meeting of Stockholders to be held on May 12, 2009 (the “Annual Meeting”). The proxy statement includes a proposal to be voted on by stockholders to approve the amendment of the 2005 Long Term Stock Incentive Plan (the “2005 Plan”). Pursuant to Instruction 5 of Item 10 of Schedule 14A, we hereby inform the Commission that the securities called for in the amendment to the 2005 Plan will be registered under the Securities Act of 1933, shortly after stockholders approve the amendment to the 2005 Plan at the Annual Meeting.
Very truly yours,
/s/Carolyn M. Christian
Carolyn M. Christian
Assistant Secretary